UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BSQUARE CORPORATION

(Name of Subject Company)

BSQUARE CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, no par value per share

(Title of Class of Securities)

11776U300

(CUSIP Number of Class of Securities)

Ralph C. Derrickson

President and Chief Executive Officer

PO Box 59478

Renton, WA, 98058

(425) 519-5900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Andrew Ledbetter

DLA Piper LLP (US)

701 5th Ave Ste 7000

Seattle, WA 98104

(206) 839-4845

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following documents related to the proposed acquisition of Bsquare Corporation, a Washington corporation (the “Company” or “BSQR”), pursuant to the terms of an Agreement and Plan of Merger, dated as of October 11, 2023, among the Company, Kontron America, Incorporated, a Delaware corporation (“Kontron”), and Kontron Merger Sub., Inc., a Delaware corporation and a wholly-owned subsidiary of Kontron (“Merger Sub”):

1.	Joint Press release issued by the Company and Kontron on October 11, 2023, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on October 11, 2023.

2.	Email from Ralph Derrickson, the President & Chief Executive Officer of the Company, to all employees, first used on October 11, 2023.

3.	Internal Communication / Employee FAQs, first used on October 11, 2023.

4.	Business Partners Communication, dated October 11, 2023.

Items #1-4 above were first used or made available on October 11, 2023. In addition, the information set forth under Item 1.01 and Item 8.01 of the Current Report on Form 8-K filed by the Company on October 11, 2023 (including all exhibits attached thereto) are incorporated herein by reference.

IMPORTANT INFORMATION

The tender offer for all of the outstanding common stock of BSQR referred to in this communication has not yet commenced. The description contained in this communication is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that BSQR or Kontron will file with the U.S. Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy the common stock of BSQR will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, Kontron will file a tender offer statement on Schedule TO and thereafter BSQR will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Kontron and when available may be obtained by directing a request to the information agent for the tender offer that will be named in the Schedule TO and related offer documents. Copies of the documents filed with the SEC by BSQR will be available free of charge on BSQR’s internet website at www.bsquare.com or by contacting BSQR’s Investor Relations Department at 425-519-5900.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents filed by Kontron, as well as the solicitation/recommendation statement filed by BSQR, BSQR will also file periodic and current reports with the SEC. You may read and copy any reports or other information filed by Kontron or BSQR at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. BSQR’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

FORWARD-LOOKING STATEMENTS

This communication contains statements that constitute “forward looking statements,” including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, including statements regarding the proposed acquisition of BSQR by Kontron (the “Proposed Acquisition”), in contrast with statements that reflect historical facts. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to Kontron and BSQR. However, these forward-looking statements are not a guarantee of performance, and you should not place undue reliance on such statements.

Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including, but not limited to, the ability of the parties to satisfy the closing conditions for the Proposed Acquisition on a timely basis or at all, including statements about the expected timetable for completing the Proposed Acquisition; uncertainties as to how many of BSQR’s shareholders will tender their shares in the offer; the possibility that competing offers will be made; the occurrence of events that may give rise to a right of one or both of Kontron and BSQR to terminate the merger agreement; negative effects of the announcement of the Proposed Acquisition on the market price of BSQR’s common stock and/or on its business, financial condition, results of operations and financial performance; the effects of the Proposed Acquisition (or the announcement thereof) on BSQR’s ability to retain and hire qualified professional staff and talent, including technical, sales and management personnel; BSQR’s ability to execute its development initiatives and sales and marketing strategies; the extent to which BSQR is successful in gaining new long-term customers and retaining existing ones; whether BSQR is able to maintain its favorable relationship with Microsoft as a systems integrator and distributor; BSQR’s success in leveraging strategic partnering initiatives with companies such as Microsoft, AWS and Intel; the ongoing impact of COVID-19 and recovery related challenges on its business and on its customers and vendors; the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Acquisition; and competition for clients and the increased bargaining power of BSQR’s clients. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the control of Kontron and BSQR and could cause actual results to differ materially. The forward-looking statements included in this filing are made only as of the date hereof. Kontron and BSQR do not undertake, and specifically decline, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

A further description of risks and uncertainties relating to BSQR can be found in BSQR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the SEC, and in other documents filed from time to time with the SEC by BSQR and available at www.sec.gov and www.bsquare.com.

Exhibit No.	Description

99.1	Joint Press release issued by the Company and Kontron on October 11, 2023, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on October 11, 2023.

99.2	Email from Ralph Derrickson, the President & Chief Executive Officer of the Company, to all employees, first used on October 11, 2023.

99.3	Internal Communication / Employee FAQs, first used on October 11, 2023.

99.4	Business Partners Communication, dated October 11, 2023.